EXHIBIT 99.1

Early Warning Report Regarding Guanajuato Silver Company Ltd.

VANCOUVER, British Columbia, Dec. 02, 2021 (GLOBE NEWSWIRE) --  This news release is being disseminated by Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) (“Endeavour”) pursuant to National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, in connection with the acquisition by Endeavour of certain securities of Guanajuato Silver Company Ltd. (“GSilver”), a British Columbia corporation with a head office at 578-999 Canada Place, Vancouver, British Columbia, V6C 3E1.

On November 30, 2021, Endeavour acquired 5,750,000 units (“Units”) of GSilver at a purchase price of $0.55 per Unit through a non-brokered private placement (the “Private Placement”) for an aggregate purchase price of $3,162,500. Each Unit consists of one common share (a “Common Share”) of GSilver and one-half of a common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at a price of $0.75 per Common Share at any time on or before November 30, 2023.

In addition, on November 30, 2021, in connection with GSilver’s early payment of a US$2.5 million promissory note (the “Note”) issued to Endeavour in connection with GSilver’s acquisition of the El Cubo mine and mill complex (“El Cubo”) as announced by GSilver on November 16, 2021, Endeavour acquired 901,224 Common Shares (the “Settlement Shares”) at a deemed price of $0.55 per Settlement Share. The Settlement Shares were issued by GSilver to settle the Mexican value added tax (“VAT”) payable on the purchase price for El Cubo represented by the Note (the “Note Settlement”).

Before completion of the Private Placement and Note Settlement, Endeavour owned 21,331,058 Common Shares. Such Common Shares represented approximately 10.37% of the issued and outstanding Common Shares prior to the completion of the Private Placement and Note Settlement.

Immediately after completion of the Private Placement and Note Settlement, Endeavour owned 27,982,282 Common Shares and 2,875,000 Warrants. The Common Shares owned by Endeavour following the completion of the Private Placement and Note Settlement represent approximately 12.63% of the issued and outstanding Common Shares. If exercised, the 2,875,000 Warrants together with the 27,982,282 Common Shares owned by Endeavour would represent approximately 13.75% of the issued and outstanding Common Shares (after giving effect to the exercise of such Warrants, but not the exercise of any other common share purchase warrants or convertible securities issued by GSilver).

Endeavour’s acquisition of securities of GSilver was made for long term investment purposes and Endeavour will continue to monitor the business, prospects, financial condition and potential capital requirements of GSilver. Endeavour may from time to time in the future increase or decrease its direct or indirect ownership, control or direction over the Common Shares or other securities of GSilver through market transactions, private agreements, dilution through third party subscriptions from treasury, or otherwise.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Endeavour will file an early warning report in connection with the transactions referenced herein on SEDAR at www.sedar.com. A copy of the report may be obtained by contacting Galina Meleger at:

Contact Information
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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